Filed Pursuant to Rule 424(b)(5)

Registration No. 333-225397

The information in this preliminary prospectus supplement is not complete and may be changed. Neither this preliminary prospectus supplement nor the accompanying prospectus is an offer to sell these securities nor does it solicit offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, Dated October 29, 2019

Prospectus Supplement
(To Prospectus dated June 1, 2018)

6,100,000 Shares

Common Stock

The selling stockholder, MP Thrift Investments L.P., is offering 6,100,000 shares of common stock of Flagstar Bancorp, Inc. We will not receive any of the proceeds from the sale of shares by the selling stockholder.

Our common stock is listed on the New York Stock Exchange under the symbol “FBC.” The last reported sale price of our common stock on the New York Stock Exchange on October 28, 2019 was $37.60 per share.

Investing in our common stock involves risk. See “Risk Factors” beginning on page S-10 of this prospectus supplement and the risk factors described in the documents that we file with the Securities and Exchange Commission that are incorporated herein by reference for a discussion of certain risks you should consider before deciding to invest in our common stock.

Neither the Securities and Exchange Commission nor any regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock that you purchase in this offering are not savings accounts, deposits or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other government agency or instrumentality.

The underwriter has agreed to purchase our common stock from the selling stockholder at a price of $          per share, which will result in approximately $     million of gross proceeds to the selling stockholder.

The underwriter may offer for sale our common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to its right to reject any order in whole or in part. See “Underwriting.”

The selling stockholder has granted the underwriter an option to purchase up to an additional 900,000 shares of our common stock at the price per share set forth above, within 30 days from the date of this prospectus supplement.

The underwriter expects to deliver the shares against payment on or about           , 2019.

Morgan Stanley

Prospectus Supplement, dated       , 2019

Prospectus Supplement

Unless we state otherwise or the context otherwise requires, references in this prospectus supplement to:

•                  “we,” “our,” “us,” “Flagstar,” and the “Company” refer to Flagstar Bancorp, Inc., a Michigan corporation, and its consolidated subsidiaries, which includes Flagstar Bank, FSB, and references to “Flagstar Bancorp, Inc.” refer to Flagstar Bancorp, Inc. on a standalone basis;

•                  our “bank” and “Flagstar Bank” refer to Flagstar Bank, FSB, a federally chartered stock savings bank;

•                  the “selling stockholder” or “MP Thrift” refers to MP Thrift Investments L.P., a Delaware limited partnership, that beneficially owns approximately 48.8% of our outstanding shares of common stock as of the date of this prospectus supplement; and

•                  the “Federal Reserve” refers to the Board of Governors of the Federal Reserve System.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of shares of common stock and certain other matters relating to us and our financial condition. The second part, the accompanying base prospectus, dated June 1, 2018, gives more general information about the securities that we may offer from time to time, some of which may not apply to this offering. This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer,” as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), using the SEC’s shelf registration rules. You should read both this prospectus supplement and the accompanying prospectus, together with additional information incorporated by reference herein and therein as described under the headings “Incorporation of Certain Information by Reference” in this prospectus supplement and the accompanying prospectus.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement. If the information conflicts with any statement in a document that we have incorporated by reference, then you should consider only the statement in the more recent document. The information contained or incorporated by reference into this prospectus supplement, the accompanying prospectus or in any free writing prospectus is accurate only as of the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

None of Flagstar, the selling stockholder or the underwriter have authorized anyone to provide you with different or additional information from that contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement may be used only for the purpose for which it has been prepared. The selling stockholder and the underwriter are offering to sell our common stock, and seeking offers to buy our common stock, only in jurisdictions where offers and sales are permitted. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the selling stockholder or the underwriter, to subscribe for and purchase any of our securities, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

S-ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents that we incorporate by reference into this prospectus supplement or the accompanying prospectus may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “annualized” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

A number of important factors could cause our actual results to differ materially from those indicated in these forward-looking statements, including those factors identified in “Risk Factors” in Item 1A. of our Annual Report on Form 10-K for the year ended December 31, 2018 (our “2018 Annual Report”) which is incorporated by reference herein, and include the following: current and future economic and market conditions; changes in interest rates; changes in the method of determining the London Inter-Bank Offered Rate (“LIBOR”), or the replacement of LIBOR with an alternative reference rate; rising interest rates and adverse changes in mortgage market conditions; an inability to effectively manage our Mortgage Servicing Rights (“MSR”) concentration risk, which could impact our Common Equity Tier 1 ratio under the Federal Reserve’s risk-based capital requirements; imperfect estimates that could impact the adequacy of our allowance for loan and lease losses; the geographic concentration of our loans held-for-investments, including in California, Michigan, and Florida; our access to sources of liquidity and capital to address our liquidity needs; our inability to receive dividends from our bank and satisfy obligations as they come due; dependency on Federal National Mortgage Association (“Fannie Mae”) and Federal Home Loan Mortgage Corporation (“Freddie Mac”) to sell mortgage loans; changes in the Fannie Mae or Freddie Mac servicing, origination, or underwriting guidelines or criteria; adverse effect on earnings from increases in deposit insurance premiums and special Federal Deposit Insurance Corporation (the “FDIC”) assessments; integration challenges associated with mergers and acquisitions; our inability to achieve anticipated benefits of any such merger or acquisition, including with respect to our acquisition of bank branches from Wells Fargo, in a timely manner or at all; a failure of our, or our key third-party vendors or service providers’ information technology systems and resulting operational losses and damage to our reputation; operational risks due to the high volume and the high dollar value of transactions we process; loss of market share to our competitors if we are not able to respond to technological changes and introduce new products and services; cybersecurity attacks or other compromise to customers’ personally identifiable information; our termination as a servicer or subservicer or the incurrence of costs if we fail to satisfy our servicing obligations, including with respect to mortgage loan foreclosure actions; requirements to repurchase mortgage loans, pay fees or indemnify buyers against losses; reliance on third-party mortgage originators, which subjects us to strategic, reputational, compliance and operational risk; MP Thrift’s ownership of our common stock and future issuances of our common stock in the public market, or as a result of actions taken by MP Thrift; various legal and regulatory investigations and proceedings; losses of certain personnel, including key members of our management team; and damage to our reputation from any of the factors described above or otherwise.

The foregoing factors should not be considered an exhaustive list and should be read together with the other cautionary statements included in our 2018 Annual Report, which is incorporated by reference herein. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

S-iii

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with generally accepted accounting principles in the United States (“GAAP”), this prospectus supplement includes non-GAAP financial measures, such as tangible book value per share, tangible common equity to assets ratio, return on average tangible equity, adjusted return on average tangible equity, adjusted return on average assets, adjusted held-for-investment (“HFI”) loan-to-deposit ratio, adjusted net interest income, adjusted noninterest income, adjusted noninterest expense, adjusted income before income taxes, adjusted provision for income taxes, adjusted net income, adjusted basic and diluted earnings per share, adjusted net interest margin and adjusted efficiency ratio. We believe these non-GAAP financial measures provide additional information that is useful to investors in helping to understand the capital requirements Flagstar will face in the future and underlying performance and trends of Flagstar.

Non-GAAP financial measures have inherent limitations. You should be aware of these limitations and should be cautious with respect to the use of such measures. To compensate for these limitations, we use non-GAAP measures as comparative tools, together with GAAP measures, to assist in the evaluation of our operating performance or financial condition. Also, we ensure that these measures are calculated using the appropriate GAAP or regulatory components in their entirety and that they are computed in a manner intended to facilitate consistent period-to-period comparisons. Our method of calculating these non-GAAP measures may differ from methods used by other companies to calculate similarly titled non-GAAP financial measures. These non-GAAP measures should not be considered in isolation or as a substitute for those financial measures prepared in accordance with GAAP or current regulatory requirements. Where non-GAAP financial measures are used, the most directly comparable GAAP or regulatory financial measure, as well as the reconciliation to the most directly comparable GAAP or regulatory financial measure, can be found under the heading “Summary—Recent Developments—Non-GAAP Reconciliation” in this prospectus supplement.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our securities. You should also read this prospectus supplement and the accompanying prospectus, including “Risk Factors,” and the documents incorporated by reference, which are described under “Incorporation of Certain Information by Reference” in this prospectus supplement.

Flagstar Bancorp, Inc.

We are a savings and loan holding company founded in 1993. Our business is primarily conducted through our principal subsidiary, Flagstar Bank, a federally chartered stock savings bank founded in 1987. We provide commercial, small business and consumer banking services and we are the 5th largest bank mortgage originator in the nation and the 5th largest subservicer of mortgage loans nationwide. Our operations are conducted through three operating segments: community banking, mortgage originations and mortgage servicing. At June 30, 2019, we had 4,147 full-time equivalent employees. Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “FBC.”

Our relationship-based business model leverages our full-service bank’s capabilities and our national mortgage platform to create and build financial solutions for our customers. At June 30, 2019, we operated 160 full-service banking branches that offer a full set of banking products to consumer, commercial and government customers. Our banking footprint spans Michigan, Indiana, California, Wisconsin, Ohio and contiguous states.

We originate mortgages through a wholesale network of brokers and correspondents in all 50 states, our own loan officers, which includes our direct lending team, from 78 retail locations in 21 states and two call centers. We are also a leading national servicer of mortgage loans and provide complementary ancillary offerings, including MSR lending, servicing advance lending and recapture services.

Recent Developments

On October 22, 2019, we issued a press release announcing our financial results for the third quarter ended September 30, 2019, which included the information set forth below. The financial results presented below are not a comprehensive statement of our financial performance for the quarter ended September 30, 2019. When our Form 10-Q for the quarter ended September 30, 2019 is filed, it will contain additional disclosure and any adjustments necessary, in the opinion of management, for a fair presentation of such information. Our Form 10-Q for the quarter ended September 30, 2019 will not be available until after this offering is completed and may differ from the information presented below, and such differences may be material.

The preliminary financial data included in this registration statement has been prepared by, and is the responsibility of, Flagstar management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers, LLP does not express an opinion or any other form of assurance with respect thereto and assumes no responsibility for, and disclaims any liability for this information.

Income Statement Highlights

	Three Months Ended
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
	(Dollars in millions)
Net interest income	$146	$138	$126	$152	$124
Provision (benefit) for loan losses	1	17	—	(5)	(2)
Noninterest income	171	168	109	98	107
Noninterest expense	238	214	191	189	173
Income before income taxes	78	75	44	66	60
Provision for income taxes	15	14	8	12	12
Net Income	$63	$61	$36	$54	$48

Income per share:
Basic	$1.12	$1.08	$0.64	$0.94	$0.84
Diluted	$1.11	$1.06	$0.63	$0.93	$0.83

Adjusted Income Statement Highlights (Non-GAAP)(1)
Three Months Ended
September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
(Dollars in millions)
Net interest income	$146	$138	$126	$123	$124
Provision (benefit) for loan losses	1	17	—	(5)	(2)
Noninterest income	171	143	109	98	107
Noninterest expense	238	214	190	175	172
Income before income taxes	78	50	45	51	61
Provision for income taxes	15	9	8	9	12
Net Income	$63	$41	$37	$42	$49

Income per share:
Basic	$1.12	$0.72	$0.65	$0.73	$0.86
Diluted	$1.11	$0.71	$0.64	$0.72	$0.85
(1) See “Non-GAAP Reconciliation” for further information. Key Ratios
Three Months Ended
September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
Net interest margin	3.05%	3.08%	3.09%	3.70%	2.93%
Adjusted net interest margin (1)	3.05%	3.08%	3.09%	2.99%	2.93%
Return on average assets	1.2%	1.2%	0.8%	1.2%	1.0%
Return on average common equity	14.7%	14.6%	9.2%	14.0%	12.8%
Efficiency ratio	75.2%	69.8%	81.3%	75.7%	74.6%
HFI loan-to-deposit ratio	74.2%	75.0%	71.0%	74.7%	78.3%
Adjusted HFI loan-to-deposit ratio (2)	82.0%	80.6%	77.0%	77.3%	77.8%

(1)          The three months ended December 31, 2018, excludes $29 million of hedging gains reclassified from accumulated other comprehensive income (loss) to net interest income in conjunction with the payment of long-term Federal Home Loan Bank advances. See “Non-GAAP Reconciliation” for further information.

(2)          Excludes warehouse loans and custodial deposits. See “Non-GAAP Reconciliation” for further information.

Average Balance Sheet Highlights

Three Months Ended	% Change
September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	Seq	Yr/Yr
(Dollars in millions)
Average interest-earning assets	$18,997	$17,759	$16,294	$16,391	$16,786	7%	13%
Average loans held-for-sale (LHFS)	3,786	3,539	3,266	3,991	4,393	7%	(14)%
Average loans held-for-investment (LHFI)	11,743	10,613	9,164	8,916	8,872	11%	32%
Average total deposits	15,817	14,159	12,906	11,942	11,336	12%	40%

Net Income

Net income increased $2 million, or 3%, to $63 million for the third quarter 2019 as compared to the second quarter 2019.

Net Interest Income

Net interest income increased $8 million, or 6%, to $146 million for the third quarter 2019 as compared to the second quarter 2019. The results reflect a 7% increase in average earning assets, fueled by 12% growth in commercial loans. Net interest margin remained stable, decreasing only 3 basis points despite two rate cuts in the quarter, to 3.05% for the third quarter 2019 as compared to the second quarter 2019.

Loans held-for-investment averaged $11.7 billion for the third quarter 2019, increasing $1.1 billion from the prior quarter. During the third quarter 2019, average warehouse loans increased $511 million, or 26%, benefiting from growth in the overall mortgage market. We also had solid growth in our commercial real estate portfolio as average balances increased $200 million, or 8%. Average consumer loans increased $396 million, or 9%, driven evenly by loan growth in non-auto indirect, mortgage and home equity lines of credit.

Average total deposits were $15.8 billion in the third quarter 2019, increasing $1.7 billion, or 12%, from the second quarter 2019. The increase primarily reflects $1.1 billion higher custodial deposits driven by refinance activity and $328 million higher wholesale deposits.

Provision for Loan Losses

The provision for loan losses was $1 million for the third quarter 2019, as compared to $17 million for the second quarter 2019, reflecting strong asset quality, low delinquencies and no nonperforming commercial loans.

Noninterest Income

Noninterest income increased $3 million, or 2%, to $171 million in the third quarter 2019, as compared to $168 million for the second quarter 2019. Excluding the $25 million U.S. Department of Justice (“DOJ”) fair value adjustment in the second quarter based on changes in the probability of making payments to the DOJ, noninterest income rose $28 million, or 20%, primarily due to higher mortgage revenue.

Third quarter 2019 net gain on loan sales increased $35 million, or 47%, to $110 million, versus $75 million in the second quarter 2019. The net gain on loan sale margin expanded 31 basis points to 1.20% for the third quarter 2019, as compared to 0.89% for the second quarter 2019. Fallout-adjusted locks increased 10% to $9.2 billion, primarily reflecting increased refinance activity due to the continuation of lower mortgage rates.

This increased refinance activity accelerated prepayments, creating a net loss on mortgage servicing rights (including hedging) of $2 million for the third quarter 2019, compared to a $5 million net return for the second quarter 2019.

Loan fees and charges increased $5 million, or 21%, to $29 million for the third quarter 2019, as compared to $24 million for the second quarter 2019, driven by $621 million of higher mortgage loan closings.

Mortgage Metrics

	As of					Change (% / bps)
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	Seq	Yr/Yr
	(Dollars in millions)
For the three months ended:
Mortgage rate lock commitments (fallout-adjusted) (1)	$9,197	$8,344	$6,602	$5,284	$8,290	10%	11%
Net margin on mortgage rate lock commitments (fallout-adjusted) (1) (2)	1.20%	0.89%	0.72%	0.60%	0.51%	31	69
Net gain on loan sales	$110	$75	$49	$34	$43	47%	156%
Net return on the MSR	$(2)	$5	$6	$10	$13	(140)%	(115)%
Gain on loan sales + net return on the MSR	$108	$80	$55	$44	$56	35%	93%
At the end of the period:
Loans serviced (number of accounts - 000’s) (3)	994	983	962	851	619	1%	61%
Capitalized value of MSRs	1.11%	1.23%	1.27%	1.35%	1.43%	(12)	(32)

(1)          Fallout-adjusted mortgage rate lock commitments are adjusted by a percentage of mortgage loans in the pipeline that are not expected to close based on previous historical experience and the level of interest rates.

(2)          Based on net gain on loan sales (excludes net gain on loan sales of $2 million from loans transferred from LHFI during both the three months ended March 31, 2019 and December 31, 2018) to fallout-adjusted mortgage rate lock commitments.

(3)          Includes loans serviced for own loan portfolio, serviced for others, and subserviced for others.

Noninterest Expense

Noninterest expense increased to $238 million for the third quarter 2019, as compared to $214 million for the second quarter 2019, primarily reflecting higher mortgage-related expenses driven by an increase in mortgage closings.

Our efficiency ratio was 75% for the third quarter 2019, as compared to the second quarter 2019 adjusted efficiency ratio of 76%. The results reflect positive operating leverage as total adjusted revenue increased 13% while expenses rose 11% during the third quarter of 2019.

Income Taxes

The third quarter 2019 provision for income taxes totaled $15 million, compared to $14 million for the second quarter 2019. The effective tax rate was 18% for the third quarter 2019, compared to 19% for the second quarter 2019.

Asset Quality

Credit Quality Ratios

	As of Three Months Ended					Change (% / bps)

	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	Seq	Yr/Yr
	(Dollars in millions)
Allowance for loan loss to LHFI	0.9%	0.9%	1.3%	1.4%	1.5%	0	(60)
Charge-offs, net of recoveries	$1	$34	$1	$1	$1	N/M	N/M
Total nonperforming LHFI and trouble debt restructurings (TDRs)	$26	$63	$24	$22	$25	N/M	N/M
Net charge-offs to LHFI ratio (annualized)	0.02%	1.29%	0.05%	0.04%	0.05%	N/M	N/M
Ratio of nonperforming LHFI and TDRs to LHFI	0.21%	0.54%	0.24%	0.24%	0.28%	(33)	(7)

N/M - Not meaningful

The allowance for loan losses was $110 million and covered 0.9% of loans held-for-investment at September 30, 2019, consistent with reserve and coverage ratios as of June 30, 2019.

Net charge-offs in the third quarter 2019 were $1 million, or 2 basis points of loans held-for-investment, compared to $34 million, or 129 basis points in the prior quarter. The current period results reflect low net charge-offs, including a $1 million Live Well Financial, Inc. (“Live Well”) recovery. Charge-offs in the second quarter included the $30 million Live Well credit loss and $4 million in other net charge-offs primarily related to unsecured consumer credits acquired in the acquisition of 52 branches from Wells Fargo Bank (“Wells Fargo”) in December 2018.

Nonperforming loans were $26 million at September 30, 2019, compared to $63 million at June 30, 2019. Nonperforming loans at June 30, 2019 included the $37 million Live Well loan. The ratio of nonperforming loans to loans held-for-investment was 0.21% at September 30, 2019, compared to 0.54% at June 30, 2019. At September 30, 2019, early stage loan delinquencies totaled $12 million, or 0.10%, of total loans, compared to $8 million, or 0.07%, at June 30, 2019.

Capital Capital Ratios (Bancorp)
As of	Change (% / bps)
September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	Seq	Yr/Yr
Tangible common equity to assets ratio (1)	7.09%	7.31%	7.16%	7.45%	7.74%	(22)	(65)
Tier 1 leverage (to adj. avg. total assets)	7.98%	7.94%	8.37%	8.29%	8.36%	4	(38)
Tier 1 common equity (to risk weighted assets (RWA))	9.25%	9.08%	9.69%	10.54%	11.01%	17	(176)
Tier 1 capital (to RWA)	10.81%	10.73%	11.51%	12.54%	13.04%	8	(223)
Total capital (to RWA)	11.54%	11.51%	12.49%	13.63%	14.20%	3	(266)
MSRs to Tier 1 capital	17.1%	20.2%	18.3%	19.3%	20.3%	(310)	(320)
Tangible book value per share (1)	$27.62	$26.16	$24.65	$23.90	$25.13	6%	10%

(1)          See “Non-GAAP Reconciliation” for further information.

We maintained a solid capital position with regulatory ratios well above current regulatory quantitative guidelines for “well capitalized” institutions. At September 30, 2019, we had a total risk-based capital ratio of 11.54%, as compared to 11.51% at June 30, 2019.

Under the terms of recently approved regulatory capital requirements, our Tier 1 leverage ratio would have increased approximately 46 basis points and risk-based capital ratios by approximately 20 to 30 basis points at September 30, 2019 (pro forma basis).

Non-GAAP Reconciliation

In addition to analyzing our results on a reported basis, management reviews our results and the results on an adjusted basis. The non-GAAP measures presented in the tables below reflect the adjustments of the reported GAAP results for significant items that management does not believe are reflective of our current and ongoing operations. The DOJ benefit and acquisition related expenses and hedging gains recognized in conjunction with the Well Fargo branch acquisition from 2018 are not reflective of our ongoing operations and, therefore, have been excluded from our GAAP results. We believe that tangible book value per share, tangible common equity to assets ratio, return on average tangible equity, adjusted return on average tangible equity, adjusted return on average assets, adjusted HFI loan-to-deposit ratio, adjusted net income, adjusted basic and diluted earnings per share, adjusted noninterest expense, adjusted net interest income, adjusted net interest margin, adjusted income before taxes, adjusted provision for income taxes and adjusted efficiency ratio provide a meaningful representation of our operating performance on an ongoing basis.

The following tables provide a reconciliation of non-GAAP financial measures.

Tangible book value per share and tangible common equity to assets ratio.

As of
September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
(Dollars in millions, except share data)
Total stockholders’ equity	$1,734	$1,656	$1,574	$1,570	$1,518
Less: Goodwill and intangible assets	174	178	182	190	70
Tangible book value	$1,560	$1,478	$1,392	$1,380	$1,448

Number of common shares outstanding	56,510,341	56,483,937	56,480,086	57,749,464	57,625,439
Tangible book value per share	$27.62	$26.16	$24.65	$23.90	$25.13

Total assets	$22,048	$20,206	$19,445	$18,531	$18,697
Tangible common equity to assets ratio	7.08%	7.31%	7.16%	7.45%	7.74%

Three Months Ended	Nine Months Ended
September 30, 2019	December 31, 2018	September 30, 2018	September 30, 2019	September 30, 2018

(Dollars in millions)
Net income	$63	$54	$48	$160	$133
Add: Intangible asset amortization, net of tax	2	3	1	10	2
Tangible net income	$66	$57	$49	$170	$135

Total average equity	$1,722	$1,548	$1,514	$1,658	$1,468
Less: Average goodwill and intangible assets	176	129	71	184	54
Total tangible average equity	$1,546	$1,419	$1,443	$1,474	$1,414

Return on average equity	14.72%	13.98%	12.80%	12.90%	12.10%
Return on average tangible equity	17.12%	15.77%	13.67%	15.30%	12.78%
Adjustment to remove DOJ benefit	—%	—%	—%	(1.76)%	—%
Adjustment to remove Wells Fargo acquisition costs	—%	3.32%	—%	—%	—%
Adjustment to remove hedging gains	—%	(6.76)%	—%	—%	—%
Adjusted return on average tangible equity	17.12%	12.33%	13.67%	13.54%	12.78%

Return on average assets	1.20%	1.17%	1.04%	1.08%	1.00%
Adjustment to remove DOJ benefit	—%	—%	—%	(0.13)%	—%
Adjustment to remove Wells Fargo acquisition costs	—%	0.26%	—%	—%	—%
Adjustment to remove hedging gains	—%	(0.52)%	—%	—%	—%
Adjusted return on average assets	1.20%	0.91%	1.04%	0.95%	1.00%

Adjusted HFI loan-to-deposit ratio.

	As of
	September 30,	June 30,	March 31,	December 31,	September 30,
	2019	2019	2019	2018	2018
	(Dollars in millions, except share data)
Average LHFI	$11,743	$10,613	$9,164	$8,916	$8,872
Less: Average warehouse loans	2,508	1,997	1,175	1,337	1,586
Adjusted average LHFI	$9,235	$8,616	$7,989	$7,579	$7,286

Average deposits	$15,817	$14,159	$12,906	$11,942	$11,336
Less: Average custodial deposits	4,551	3,471	2,555	2,133	1,971
Adjusted average deposits	$11,266	$10,688	$10,351	$9,809	$9,365

HFI loan-to-deposit ratio	74.2%	75.0%	71.0%	74.7%	78.3%
Adjusted HFI loan-to-deposit ratio	82.0%	80.6%	77.0%	77.3%	77.8%

Adjusted net interest income, noninterest income, noninterest expense, income before income taxes, provision for income taxes, net income, basic earnings per share, diluted earnings per share, net interest margin and efficiency ratio.

	Three Months Ended
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
	(Dollars in millions)
Net interest income	$146	$138	$126	$152	$124
Hedging gains	—	—	—	(29)	—
Adjusted net interest income	$146	$138	$126	$123	$124

Noninterest income	$171	$168	$109	$98	$107
DOJ benefit	—	(25)	—	—	—
Adjusted noninterest income	$171	$143	$109	$98	$107

Noninterest expense	$238	$214	$191	$189	$173
Wells Fargo acquisition costs	—	—	1	14	1
Adjusted noninterest expense	$238	$214	$190	$175	$172

Income before income taxes	$78	$75	$44	$66	$60
Adjustment for hedging gains	—	—	—	(29)	—
Adjustment for DOJ benefit	—	(25)	—	—	—
Adjustment for Wells Fargo acquisition costs	—	—	1	14	1
Adjusted income before income taxes	$78	$50	$45	$51	$61

Provision for income taxes	$15	$14	$8	$12	$12
Tax impact on adjustment for hedging gains	—	—	—	(5)	—
Tax impact on adjustment for DOJ benefit	—	(5)
Tax impact on adjustment for Wells Fargo acquisition costs	—	—	—	2	—
Adjusted provision for income taxes	$15	$9	$8	$9	$12

Net income	$63	$61	$36	$54	$48
Adjusted net income	$63	$41	$37	$42	$49

Weighted average common shares outstanding	56,484,499	56,446,077	57,897,799	57,628,561	57,600,360
Weighted average diluted common shares	57,110,796	57,061,822	57,856,100	58,385,354	58,332,598
Adjusted basic earnings per share	$1.12	$0.72	$0.65	$0.73	$0.86
Adjusted diluted earnings per share	$1.11	$0.71	$0.64	$0.72	$0.85

Average interest earning assets	$18,997	$17,759	$16,294	$16,391	$16,786
Net interest margin	3.05%	3.08%	3.09%	3.70%	2.93%
Adjusted net interest margin	3.05%	3.08%	3.09%	2.99%	2.93%

Efficiency ratio	75.2%	69.8%	81.3%	75.7%	74.6%
Adjustment to remove hedging gains	—%	—%	—%	9.2%	—%
Adjustment to remove DOJ benefit	—%	6.3%	—%	—%	—%
Adjustment to remove Wells Fargo acquisition costs	—%	—%	(0.5)%	(5.7)%	(0.5)%
Adjusted efficiency ratio	75.2%	76.1%	80.8%	79.2%	74.1%

Corporate Information

Our principal executive office is located at 5151 Corporate Drive, Troy, Michigan 48098. Our telephone number is (248) 312-2000. Our website address is www.flagstar.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus supplement or any other document we file with or furnish to the SEC.

THE OFFERING

This summary should be read together with this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and accompanying prospectus, which are described under “Incorporation of Certain Information by Reference,” including the section entitled “Risk Factors” below and “Item 1A. Risk Factors” of our 2018 Annual Report.

Common stock offered by the selling stockholder in this offering	6,100,000 shares.

Option to purchase additional shares of common stock from the selling stockholder	900,000 shares.

Common stock to be outstanding immediately after this offering(1)	56,510,341 shares.

Common stock owned by the selling stockholder immediately after this offering

Following the completion of the offering, the selling stockholder will beneficially own approximately 38.0% of our outstanding common stock (or approximately 36.5% if the underwriter’s option to purchase up to 900,000 additional shares of common stock from the selling stockholder is exercised in full).

Use of proceeds	We will not receive any of the proceeds from the sale of the shares of common stock being sold in this offering. All of the shares in this offering are being sold by the selling stockholder.

Voting rights

Each holder of our common stock will be entitled to one vote per share on all matters on which our stockholders generally are entitled to vote. See “Description of Common Stock” in the accompanying prospectus.

Dividend policy

We did not declare or pay dividends on our common stock during the period from the fourth quarter of 2007 through January 2019. We declared and paid a cash dividend of $0.04 per share during each of the first three quarters of 2019. On October 22, 2019, our board of directors declared a quarterly dividend of $0.04 per share, which will be paid on December 16, 2019 to stockholders of record at the close of business on December 2, 2019. These dividends may not be indicative of the amount of any future dividends. The declaration and payment of future dividends, if any, will be considered by our board of directors in its discretion and will depend on a number of factors, including our financial condition, liquidity, earnings, regulatory constraints, corporate law and prospective earnings. See “Dividend Policy and Dividends” for more information.

Listing	Our common stock is listed on the NYSE.

Ticker symbol	“FBC.”

Risk Factors	Investing in our common stock involves significant risks. You should carefully consider all of the information contained, or incorporated by reference, in this prospectus supplement prior to investing in shares of our common stock. In particular, we urge you to carefully consider the information contained in the “Risk Factors” section beginning on page S-10 of this prospectus supplement and in our reports filed with the SEC.

(1)          The number of shares of our common stock to be outstanding immediately after this offering is based on 56,510,341 shares of our common stock outstanding as of September 30, 2019, and excludes approximately 4,115,159 shares of our common stock reserved for issuance under our equity incentive and employee stock purchase plans.

Unless we specifically state otherwise, the information in this prospectus supplement assumes no exercise of the underwriter’s option to purchase additional shares of our common stock from the selling stockholder.

RISK FACTORS

Investing in our common stock involves a significant degree of risk and uncertainty. Before investing in our common stock, you should carefully consider the risks and uncertainties described below and in our 2018 Annual Report, in addition to the other information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. Any of such risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition or results of operations. As a result, the trading price of our common stock could decline, and you could lose some or all of your investment.

Our stock price may be volatile, and you could lose part or all of your investment as a result.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price may fluctuate significantly in response to a variety of factors including, among other things:

•                  actual or anticipated variations in our quarterly results of operations;

•                  changes in economic or business conditions;

•                  the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•                  publications of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, estimates made by securities analysts or rating agencies of our financial and operating performance, or lack of research reports by analysts or ceasing of coverage;

•                  operating and stock price performance of other companies that investors deem comparable to us;

•                  news reports relating to trends, concerns and other issues in the financial services industry;

•                  perceptions in the marketplace regarding us, our competitors or other financial institutions;

•                  future sales of our common stock;

•                  additions or departures of key personnel;

•                  new technology used, or services offered, by competitors;

•                  changes in accounting principles, policies and guidelines;

•                  significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•                  changes or proposed changes in laws or regulations, or differing interpretations thereof affecting our business, or enforcement of these laws and regulations;

•                  litigation and governmental investigations;

•                  geopolitical conditions, such as acts or threats of terrorism or military conflicts; and

•                  other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services.

The stock market and, in particular, the market for financial institution stocks, has experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

MP Thrift will continue to have significant control over us following the completion of this offering, and its interests may conflict with ours or yours in the future.

MP Thrift beneficially owns approximately 48.8% of our outstanding common stock prior to this offering. As a result, MP Thrift has significant control over us. Following the completion of this offering, MP Thrift will beneficially own approximately 38.0% of our common stock (or 36.5% if the underwriter’s option to purchase up to 900,000 additional shares of our common stock is exercised in full). As a result, MP Thrift will retain substantial influence over our management and affairs. MP Thrift’s degree of control over us will depend on, among other things, its level of beneficial ownership of our common stock and its ability to exercise certain rights under the terms of the Investment Agreement, dated December 17, 2008 (the “Investment Agreement”), that we entered into with MP Thrift in connection with MP Thrift’s initial investment in Flagstar. Under the terms of the Investment Agreement, MP Thrift is entitled to designate nominees for election to our board of directors, make certain appointments to the nominating/corporate governance committee of our board and appoint two non-voting observers to the board of directors. Pursuant to the Investment Agreement, until it no longer holds at least 10% of the voting power in the Company, MP Thrift will have the right to designate as nominees such number of directors to serve on our board of directors in proportion to the total voting power of voting stock beneficially owned by MP Thrift.

MP Thrift’s concentration of voting power could deprive stockholders of an opportunity to receive a premium for their shares of common stock as part of a sale of the Company, and could affect the market price of our common stock. In addition, MP Thrift’s interests may differ from our interests or those of our other stockholders, and MP Thrift may affect the management of our business or may not exercise its voting power or consent rights in a manner favorable to our other stockholders.

Future sales of our common stock, including future sales by MP Thrift, could impact our stock price.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the public market, including sales by MP Thrift, or from the perception that such sales could occur. Pursuant to the Investment Agreement, we have granted MP Thrift registration rights for the resale of the shares of our common stock and have filed a registration statement to facilitate potential future sales of shares by them. Sales of a large number of shares of our common stock, or the possibility that such sales may occur, also may make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate.

In addition, future sales or issuances of our common stock could result in dilution to our stockholders and affect the market price of our common stock. We cannot predict the size of future issuances or sales of our common stock or the effect, if any, that future issuances or sales of shares of our common stock may have on the market price of our common stock. Sales or distributions of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our common stock to decline.

Our board of directors is subject to restrictions on its ability to declare dividends on the common stock

Our ability to declare and pay dividends on our stock is subject to numerous limitations applicable to savings and loan holding companies under federal banking laws, regulations and policies and dividends are payable only if declared by our board of directors. Under Michigan law, we are prohibited from paying dividends on our capital stock if, after giving effect to the dividend, (i) we would not be able to pay our debts as they become due in the usual course of business or (ii) our total assets would be less than the sum of our total liabilities plus the preferential rights upon dissolution of stockholders with preferential rights on dissolution which are superior to those receiving the dividend. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends. See “Dividend Policy and Dividends.”

Anti-takeover provisions in our amended and restated articles of incorporation and by-laws and Michigan law, as well as restrictions on ownership of our capital stock in applicable federal banking laws, regulations and policies, could make a third-party acquisition of us difficult.

Our amended and restated articles of incorporation and by-laws contain provisions that could make it more difficult for a third party to acquire us (even if doing so would be beneficial to our stockholders) and for holders of our common stock to receive any related takeover premium for their common stock. We are also subject to certain provisions of Michigan law that could delay, deter or prevent a change in control of us.

In addition, there are substantial regulatory limitations on changes of control of savings and loan holding companies and federal savings associations. Any company that acquires control of a savings association for purposes of the Home Owners’ Loan Act becomes a “savings and loan holding company” subject to registration, examination and regulation by the Federal Reserve. “Control,” as defined under federal banking regulations, includes ownership or control of shares, or holding irrevocable proxies (or a combination thereof), representing 25% or more of any class of voting stock, control in any manner of the election of a majority of the institution’s directors, or a determination by the Federal Reserve that the acquirer has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Further, an acquisition of 10% or more of our common stock creates a rebuttable presumption of “control” under federal banking regulations, which may require prior notice to the Federal Reserve. Any acquisition of “control” of the Company, or the acquisition by another depository institution holding company of more than 5% of the voting shares of the Company, may require the prior approval of the Federal Reserve.

These provisions could limit the price that investors or potential acquirers might be willing to pay in the future for shares of our common stock.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock being sold in this offering, including from the sale of any shares pursuant to the underwriter’s option to purchase additional shares. All of the shares in this offering are being sold by the selling stockholder. See “The Selling Stockholder.” All proceeds from the sale of these shares will be received by the selling stockholder. We will bear all expenses, including certain of the selling stockholder’s expenses.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes certain selected financial data of the Company for the periods presented. The selected historical financial data as of and for the six months ended June 30, 2019 and 2018 have been derived from our unaudited interim consolidated financial statements, which are incorporated by reference in this prospectus supplement. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring items, which our management considers necessary for a fair presentation of our financial position and results of operations for these periods. The financial condition and results of operations as of and for the six months ended June 30, 2019 do not purport to be indicative of the financial condition or results of operations to be expected as of or for the fiscal year ended December 31, 2019. The selected historical financial data as of and for the years ended December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements and are incorporated by reference in this prospectus supplement.

You should read the following information, together with “Risk Factors” included in this prospectus supplement and in our reports filed with the SEC and the historical consolidated financial information contained in our consolidated financial statements and related notes, as well as the information contained under the caption entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in our Quarterly Report on Form 10-Q for the period ended June 30, 2019 and our 2018 Annual Report, which have been filed with the SEC and are incorporated herein by reference.

	As of and for the six months ended June 30,		As of and for the year ended December 31,
	2019	2018	2018 (1)	2017 (1)	2016 (1)	2015 (1)	2014 (1)
Summary of Consolidated Statement of Operations Data	(Dollars in millions, except share data and percentages)
Net income (loss)	$97	$85	$187	$63	$171	$158	$(69)
Net interest income	264	221	497	390	323	287	247
Noninterest income	277	234	439	470	487	470	372
Noninterest expense	405	350	712	643	560	536	590
Provision (benefit) for income taxes	22	21	45	148	87	82	(34)
Per Share Data:
Earnings (loss)
Basic	$1.71	$1.47	$3.26	$1.11	$2.71	$2.27	$(1.72)
Diluted	1.69	1.45	3.21	1.09	2.66	2.24	(1.72)
Dividends declared per share	(5)	—	—	—	—	—	—
Book value per common share	29.31	25.61	27.19	24.40	23.50	22.33	19.64
Weighted average common shares outstanding
Basic	56,670,690	57,424,577	57,520,289	57,093,868	56,569,307	56,426,977	56,246,528
Diluted	57,322,513	58,286,327	58,322,950	58,178,343	57,597,667	57,164,523	56,246,528
Performance Ratios:
Return (loss) on average assets	1.01%	0.97%	1.04%	0.40%	1.23%	1.32%	(0.71)%
Return (loss) on average equity	11.94	11.73	12.58	4.40	11.70	10.60	(5.00)
Return (loss) on average tangible common equity (2)	14.33	12.32	12.6	4.40	13.00	10.50	(6.10)
Common equity-to-assets ratio (average for the period)	8.46	8.28	8.47	8.27	9.50	9.20	14.00
Net interest margin	3.08	2.81	3.07	2.75	2.64	2.74	2.91
Efficiency ratio	74.8	76.9	76.00	74.80	69.20	70.90	95.40
Effective tax provision rate	18.7	20.2	19.4	70.10	33.70	34.20	32.90

	As of and for the six months ended June 30,		As of and for the year ended December 31,
	2019	2018	2018	2017	2016	2015	2014
Summary of Consolidated Statement of Financial Condition	(Dollars in millions, except operational data and percentages)
Investment securities, available-for-sale	$1,718	$1,871	$2,142	$1,853	$1,480	$1,294	$1,672
Total loans held-for-investment (3)	11,655	8,904	9,088	7,713	6,065	6,352	4,448
Allowance for loan losses	(110)	(137)	(128)	(140)	(142)	(187)	(297)
Total assets	20,206	18,130	18,531	16,912	14,053	13,715	9,840
Total deposits	14,416	10,588	12,380	8,934	8,800	7,935	7,069
Total stockholders’ equity	1,656	1,475	1,570	1,399	1,336	1,529	1,373
Capital Ratios (Flagstar Bancorp, Inc.):
Tier 1 leverage to adjusted average total assets	7.86%	8.65%	8.29%	8.51%	8.88%	11.51%	12.59%
Common equity Tier 1 capital to risk-weighted assets (4)	9.08	10.84	10.54	11.50	13.06	14.09	N/A
Tier 1 capital to risk-weighted assets	10.73	12.86	12.54	13.63	15.12	18.98	22.81
Total capital to risk-weighted assets	11.51	14.04	13.63	14.90	16.41	20.28	24.12
Capital Ratios (Flagstar Bank):

	As of and for the six months ended June 30,		As of and for the year ended December 31,
	2019	2018	2018	2017	2016	2015	2014
Tier 1 leverage to adjusted average total assets	8.32	9.04	8.67	9.04	10.52	11.79	12.43
Common equity Tier 1 capital to risk-weighted assets (4)	11.23	13.44	13.12	14.46	17.90	11.51	22.54
Tier 1 capital to risk-weighted assets	11.23	13.44	13.12	14.46	17.90	18.98	N/A
Total capital to risk-weighted assets	12.00	14.62	14.21	15.72	19.18	20.28	23.85
Selected Statistics:
Mortgage rate lock commitments (fallout-adjusted) (5)	$8,344	$9,011	$30,308	$32,527	$29,372	$25,511	$24,007
Mortgage loans sold and securitized	8,838	9,260	32,076	32,493	32,033	26,307	24,407
Number of bank branches	160	107	160	99	99	99	107
Number of FTE employees	4,147	3,682	3,938	3,525	2,886	2,713	2,739

(1)          As previously disclosed in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, effective January 1, 2018, we adopted Accounting Standards Update 2016-18 “Statement of Cash Flows (Topic 230) - Restricted Cash,” which changed the presentation of restricted cash within our consolidated statements of cash flows and also implemented changes in our reportable segments. We recast our financial statements and other financial information included in our Form 10-K for the year ended December 31, 2017 to give effect to these changes, as presented in our Form 8-K filed with the SEC on June 1, 2018.

(2)          Excludes goodwill, intangible assets and the associated amortization, net of tax. See “Non-GAAP Financial Measures” in our Form 10-Q for the period ending June 30, 2019 for further information.

(3)          Includes nonaccrual loans. See “Note 5 - Loans Held-for-Investment” in our Form 10-Q for the period ended June 30, 2019 for further information on nonaccrual loans.

(4)          The Basel III transitional phase-in rules were applicable to December 31, 2017 and March 31, 2017.

(5)          Fallout adjusted refers to mortgage rate lock commitments, which are adjusted by a percentage of mortgage loans in the pipeline that are not expected to close based on previous historical experience and the level of interest rates.

DIVIDEND POLICY AND DIVIDENDS

We did not declare or pay dividends on our common stock during the period from the fourth quarter of 2007 through January 2019. On January 29, 2019, our board of directors declared a quarterly cash dividend, which commenced in the first quarter of 2019.

On January 30, 2019, Flagstar announced a first quarter 2019 dividend of $0.04 per share. The dividend was paid on March 15, 2019 to stockholders of record at the close of business on March 1, 2019.

On April 23, 2019, Flagstar announced a second quarter 2019 dividend of $0.04 per share. The dividend was paid on June 17, 2019 to stockholders of record at the close of business on June 3, 2019.

On July 23, 2019, Flagstar announced a third quarter 2019 dividend of $0.04 per share. The dividend was paid on September 16, 2019 to stockholders of record at the close of business on September 3, 2019.

On October 22, 2019, Flagstar announced a fourth quarter 2019 dividend of $0.04 per share. The dividend will be paid on December 16, 2019 to stockholders of record at the close of business on December 2, 2019.

These dividends may not be indicative of the amount of any future dividends. The declaration and payment of future dividends, if any, will be considered by our board of directors in its discretion and will depend on a number of factors, including our financial condition, liquidity, earnings, regulatory constraints, corporate law and prospective earnings.

As a Michigan corporation, we are subject to certain restrictions on dividends under the Michigan Business Corporation Act. Generally, Michigan law limits cash dividends if the corporation would not be able to pay its debts as they become due in the usual course of business after giving effect to the cash dividend or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

Because we are a holding company and do not engage directly in other business activities of a material nature, our ability to pay dividends on our stock depends primarily upon our receipt of dividends from our bank, which constitutes a principal source of income for us, and the payment of which is subject to numerous limitations under federal banking laws, regulations and policies. The Office of the Comptroller of the Currency (the “OCC”) and the Federal Reserve regulate all capital distributions made by our bank, directly or indirectly, to us, including dividend payments. Our bank must provide prior notice to the Federal Reserve to pay dividends to us, and must provide prior notice to or, in some cases, receive prior approval from the OCC to pay dividends to us if, after paying those dividends, our bank would fail to meet the required minimum levels under risk-based capital guidelines and the minimum leverage and tangible capital ratio requirements, or if the dividends for the year exceed our net income for that year plus retained net income for the two previous years. Payment of dividends by our bank also may be restricted at any time at the discretion of the OCC if it deems the payment to constitute an unsafe and unsound banking practice. Under the Federal Deposit Insurance Act, an insured depository institution may not pay any dividends if the institution is undercapitalized or if the payment of the dividend would cause the institution to become undercapitalized. In addition, the federal bank regulatory agencies have issued policy statements providing that FDIC-insured depository institutions and their holding companies should generally pay dividends only out of their current operating earnings.

Our senior notes, which are unsecured and rank equally and ratably with our unsecured senior indebtedness, are senior to our common stock, including the securities offered hereby. Payments of the distributions on the trust preferred securities issued by subsidiary trusts, which are wholly owned Connecticut or Delaware statutory trusts, are fully and unconditionally guaranteed by us. Our senior notes and the junior subordinated debentures that we have issued to our subsidiary trusts are senior to our shares of common stock, including the securities offered hereby. As a result, we must make required payments on our senior notes and the junior subordinated debentures before any dividends can be paid on our common stock or the securities offered hereby and, in the event of our bankruptcy, dissolution or liquidation, the interest and principal obligations under our senior notes and the junior subordinated debentures must be satisfied before any distributions can be made on our common stock or the securities offered hereby. We may defer the payment of interest on each of the junior subordinated debentures for a period not to exceed 20 consecutive quarters; provided that the deferral period does not extend beyond the stated

maturity. During such deferral period, distributions on the corresponding trust preferred securities will also be deferred and we may not pay cash dividends to the holders of shares of our common stock, including the securities offered hereby, or any preferred stock.

The current and future dividend policy of our bank is also subject to the discretion of its board of directors. Our bank is not obligated to pay dividends to us. For additional information, see “Risk Factors — Market, Interest Rate, Credit and Liquidity Risk — We are a holding company and are, therefore, dependent on the Bank for funding obligations” in “Item 1A. Risk Factors” of our 2018 Annual Report, which is incorporated by reference into this prospectus supplement.

THE SELLING STOCKHOLDER

The following table sets forth information with respect to (i) the beneficial ownership of the selling stockholder prior to this offering, (ii) the number of shares of common stock being offered by the selling stockholder hereby, assuming the underwriter does not exercise its option to purchase additional shares of our common stock and (iii) information with respect to shares of common stock to be beneficially owned by the selling stockholder after completion of this offering. The percentage of beneficial ownership of our common stock prior to this offering is based on 56,510,341 shares of common stock outstanding as of September 30, 2019. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. Except as indicated in the footnotes to this table, we believe that the selling stockholder identified in the table below possesses sole voting and investment power over all shares of equity securities shown as beneficially owned by the selling stockholder.

	Shares of Common Stock Beneficially Owned Before the Completion of the Offering		Shares Being Sold by Stockholder in the Offering	Shares of Common Stock Beneficially Owned After Completion of the Offering
Name and Address of the Selling Stockholder	Number of Shares	Percentage of Class	Number of Shares(1)	Number of Shares(1)	Percentage of Class(1)
MP Thrift Investments L.P.(2)	27,600,352	48.8%	6,100,000	21,500,352	38.0%

(1)          If the underwriter exercises its option to purchase up to 900,000 additional shares of our common stock from the selling stockholder in full, MP Thrift will beneficially own 20,600,352 shares, or 36.5%, of our common stock following the completion of this offering.

(2)          MP Thrift’s investment decisions are controlled by its General Partner, MP (Thrift) Global Partners III LLC. The address of MP Thrift’s registered office is c/o Intertrust Corporate Services Delaware Ltd., 200 Bellevue Parkway, Suite 210, Wilmington, Delaware 19809.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

This section summarizes the material U.S. federal income and estate tax consequences of the ownership and disposition of shares of our common stock by a non-U.S. holder (as defined below). You are a “non-U.S. holder” if you are a beneficial owner of our common stock and you are, for U.S. federal income tax purposes:

•                  a nonresident alien individual;

•                  a foreign corporation; or

•                  an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from our common stock.

This section assumes that our common stock is held as a capital asset and does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder or to non-U.S. holders who are subject to special rules, including without limitation banks, thrifts or other financial institutions; insurance companies; partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes; former U.S. citizens or residents; “controlled foreign corporations” or “passive foreign investment companies”; corporations that accumulate earnings to avoid U.S. federal income tax; brokers, dealers or traders in securities, commodities or currencies; tax-exempt organizations; tax-qualified retirement plans; qualified foreign pension funds; persons subject to the alternative minimum tax; persons that hold or receive shares of our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; persons that own, or are deemed to own, more than 5% of our outstanding common stock (except to the extent specifically set forth below); persons holding shares of our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment; and persons deemed to sell shares of our common stock under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, this discussion does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction, nor does this discussion address the Medicare tax on certain net investment income. This section is based on the tax laws of the United States, including the Code, existing and proposed U.S. Treasury regulations, and administrative and judicial interpretations, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

If a partnership holds the shares of our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding shares of our common stock should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in our common stock.

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of shares of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Distributions

Distributions with respect to our common stock will generally be treated as dividends to the extent paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a return of capital to the extent of your adjusted tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “Gain on Disposition of Common Stock.”

Except as described below, if you are a non-U.S. holder, dividends paid to you are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate as may be specified by an applicable income tax treaty. In addition, even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•                  a valid Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments; or

•                  in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you may obtain a refund of any excess amounts withheld by filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by an applicable tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends; provided that you have furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that:

•                  you are a non-U.S. person; and

•                  the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed on a net income basis in the same manner as if you were a U.S. person.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower applicable treaty rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to U.S. federal income or withholding tax on gain that you recognize on a disposition of shares of our common stock unless:

•                  the gain is “effectively connected” with your conduct of a trade or business within the United States, and if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that you maintain in the United States;

•                  you are an individual, you are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions exist; or

•                  (i) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes, (ii) so long as our common stock continues to be regularly traded on an established securities market, you held, directly or indirectly, at any time during the shorter of the five-year period ending on the date of disposition or your holding period, more than 5% of our common stock and (iii) you are not eligible for any treaty exemption.

“Effectively connected” gains are taxed on a net income basis in the same manner as if you were a U.S. person. If you are a corporate non-U.S. holder, such “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower applicable treaty rate.

We have not been, are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

FATCA Withholding

Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), and the U.S. Treasury regulations promulgated thereunder, a 30% withholding tax (“FATCA withholding”) may be imposed on dividends in respect of shares of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and your country of residence (or the country of residence of the non-U.S. person receiving payments on your behalf) may modify the requirements described above. Similarly, dividends in respect of shares of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to FATCA withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any ‘‘substantial United States owners’’ or (ii) provides certain information regarding the entity’s ‘‘substantial United States owners,’’ which we or the applicable withholding agent will in turn provide to the IRS. You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Federal Estate Taxes

Shares of our common stock held by an individual non-U.S. holder at the time of death will be included in the holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase and holding of shares of our common stock by (i) employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and (iii) entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each of the foregoing described in clauses (i), (ii) and (iii) referred to as a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in our common stock with a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan,  including, without limitation, as applicable, the prudence, diversification, delegation of control, conflicts of interest  and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving the ERISA Plan’s assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. For example, the acquisition and/or holding of shares of our common stock by an ERISA Plan with respect to which the selling stockholder is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that potentially may apply to the acquisition and holding of shares of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions; provided that neither the selling stockholder, of the securities nor any of its affiliates (directly or indirectly) has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan receives no less, nor pays no more, than adequate consideration in connection with the transaction.  Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of ERISA Plans considering acquiring or holding shares of our common stock in reliance on these or any other exemption should carefully review the exemption to ensure it is applicable. There can be no assurance that any of the above-noted exemptions, or any other exemption, will apply to all otherwise prohibited transactions in connection with an investment in shares of our common stock, or that  all of the conditions of the above-described exemptions, or any other exemption will be satisfied.

Because of the foregoing, shares of our common stock should not be purchased or held by any person investing the assets of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of shares of our common stock, each purchaser and subsequent transferee of shares of our common stock will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold shares of our common stock constitutes assets of any Plan or (ii) (a) the acquisition and holding of shares of our common stock by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws, and (b) neither we nor the selling stockholder or any of our or their affiliates is or will be a fiduciary of the Plan with respect to the Plan’s exercise in shares of our common stock for purposes of Title I of ERISA, Section 4975 of the Code or applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of shares of our common stock.

The sale of shares of our common stock to a Plan is in no respect a representation or recommendation by us or  the selling stockholder that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate or advisable for Plans generally or any particular Plan. Purchasers of shares of our common stock have the exclusive responsibility for ensuring that their purchase and holding of shares of our common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or any applicable Similar Laws.

UNDERWRITING

We, the selling stockholder and Morgan Stanley & Co. LLC have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the selling stockholder has agreed to sell to the underwriter, and the underwriter has agreed to purchase, at the public offering price, from the selling stockholder, 6,100,000 shares of common stock.

The underwriter is committed to purchase all the shares of common stock being offered, if any are taken, other than the option shares described below.

Certain officers and directors may purchase shares of our common stock in this offering, directly from the underwriter.

The underwriter has agreed to purchase the shares of our common stock from the selling stockholders at a price of $        per share, which will result in gross proceeds to the selling stockholder of approximately $       million, assuming no exercise of the option to purchase additional shares of our common stock granted to the underwriter, or approximately $      million, assuming full exercise of the option to purchase additional shares of our common stock granted to the underwriter.

The underwriter proposes to offer the shares of common stock for sale from time to time in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt of acceptance by it and subject to its right to reject any order in whole or in part. The underwriter may receive from purchasers of the shares brokerage commissions in amounts agreed with such purchasers. The underwriter may effect such transactions by selling the shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of common stock for whom it may act as agent or to whom it may sell as principal.

The underwriter has an option to purchase from time to time from the selling stockholder up to 900,000 additional shares of common stock. The underwriter has 30 days from the date of this prospectus supplement to exercise this option to purchase additional shares. If any additional shares of common stock are purchased, the underwriter will offer the additional shares on the same terms as those on which the shares are being offered.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, will be approximately $              .

A prospectus in electronic format may be made available on the web sites maintained by the underwriter, or selling group members, if any, participating in the offering. The underwriter may agree to allocate a number of shares to selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriter to selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement relating to, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of Morgan Stanley & Co. LLC for a period of 60 days after the date of this prospectus supplement. The foregoing restrictions do not apply to:

•                  the sale of shares of common stock to the underwriter;

•                  any shares of our common stock issued upon the exercise or vesting of options and awards granted under our stock-based compensation plans; or

•                  certain other exemptions.

In addition, our directors, executive officers and the selling stockholder have entered into lock up agreements with Morgan Stanley & Co. LLC prior to the commencement of this offering pursuant to which we and each of these persons or entities, for a period of 60 days after the date of this prospectus supplement, may not, subject to certain specified exemptions, without the prior written consent of Morgan Stanley & Co. LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members or stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, or (iii) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, whether any such transaction described in clauses (i) and (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The foregoing restrictions do not apply to:

•                  pledges of our common stock in existence prior to the date of the lock up agreements in a bona fide transaction to secure loans with financial institutions or sales or transfers by any pledgee of such common stock in accordance with the terms thereof; or

•                  certain other exemptions.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the NYSE under the symbol “FBC.”

In connection with this offering, the underwriter may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriter of a greater number of shares of common stock than it is required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriter’s option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriter may close out any covered short position either by exercising its option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriter may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriter creates a naked short position, it will purchase shares in the open market to cover the position.

The underwriter has advised us that, pursuant to Regulation M of the Securities Act, it may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock. These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, it may discontinue them at any time. The underwriter may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

In addition, in connection with this offering the underwriter (and selling group members) may engage in passive market making transactions in our common stock on the NYSE prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the NYSE no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow.

Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Other than in the United States, no action has been taken by us, the selling stockholder or the underwriter that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriter and its affiliates have provided in the past to the selling stockholder, us and certain of our and the selling stockholder’s affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services in the ordinary course of its business, for which it has received and may continue to receive customary fees and commissions. In addition, from time to time, the underwriter and its affiliates may effect transactions for its own account or the account of customers, and hold on behalf of itself or its customers, long or short positions in our debt or equity securities or loans or related derivative instruments, and may do so in the future.

Pursuant to investment agreements we entered into with MP Thrift in connection with its investment in the Company, we granted MP Thrift and certain other holders rights to require us to register shares of our common stock for resale under the Securities Act. Under the agreements, we agreed to pay certain expenses and indemnify holders against certain liabilities.

Selling Restrictions

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and that are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws in Canada.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

United Kingdom

In the United Kingdom, this prospectus supplement is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive (as defined below)) (i) who have professional experience in matters relating to investments falling within

Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2) (a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the securities in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of securities may be made to the public in that Relevant Member State other than:

A.            to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.            to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriter for any such offer; or

C.            in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities referred to in (a) to (c) above shall result in a requirement for the Company or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of securities is made or who receives any communication in respect of any offer of ordinary securities, or who initially acquires any securities will be deemed to have represented, warranted, acknowledged and agreed to and with the underwriter and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any securities acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriter has been given to the offer or resale; or where ordinary securities have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary securities to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the underwriter and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus supplement has been prepared on the basis that any offer of securities in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly any person making or intending to make an offer in that Member State of securities which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriter have authorized, nor do they authorize, the making of any offer of securities in circumstances in which an obligation arises for the Company or the underwriter to publish a prospectus for such offer.

For the purposes of this prospectus supplement, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the

Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the registration statement on Form S-3, relating to our common stock. This prospectus supplement is part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus supplement to a contract or other document, please be aware that the reference is not necessarily complete and that you should refer to the exhibits that are part of the registration statement for a copy of the contract or other document.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with these requirements, we file periodic and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at www.sec.gov.

In addition, you may obtain these materials free of charge through our website at www.flagstar.com. The information found on, or otherwise accessible through, our corporate website or any other website we may maintain is not part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with the SEC, which means that Flagstar can disclose important information to you by referring to those documents, and later information that Flagstar files with the SEC will automatically update and supersede that information as well as the information contained in this prospectus supplement. Flagstar hereby incorporates by reference the following documents:

(1)         Our 2018 Annual Report filed with the SEC on February 28, 2019;

(2)         The portions of our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 11, 2019, that are incorporated by reference into Part III of our 2018 Annual Report;

(3)         Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019, filed with the SEC on May 10, 2019 and August 5, 2019, respectively;

(4)         Our Current Report on Form 8-K filed with the SEC on May 24, 2019;

(5)         The description of our common stock contained in our Registration Statement on Form S-3 filed on November 3, 2009 (File No. 333-162823), including any amendments or reports filed for the purpose of updating such description; and

(6)         All filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement (except for information in those filings that is “furnished” to, rather than “filed” with, the SEC, such as information furnished pursuant to Items 2.02 or 7.01 of Form 8-K) until all the shares of the common stock to which this prospectus supplement relates are sold or the offering otherwise terminates.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any and all of the documents which are incorporated by reference in this prospectus supplement but not delivered with this prospectus supplement (other than exhibits unless such exhibits are specifically incorporated by reference herein). Requests should be directed to Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098, Attention: Investor Relations, telephone number (248) 312-2000. You may also obtain copies of this information by visiting our website at www.flagstar.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of this prospectus supplement or the accompanying prospectus.

VALIDITY OF COMMON STOCK

The validity of the securities offered hereby and certain legal matters will be passed upon for Flagstar by Warner Norcross + Judd LLP, Grand Rapids, Michigan. Certain legal matters in connection with the offering of the securities offered hereby will be passed upon for Flagstar by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The validity of the securities offered hereby will be passed upon for the underwriter by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Common Stock

Preferred Stock

Debt Securities

Depositary Shares

Warrants

Purchase Contracts

Units

Guarantees

The securities listed above may be offered and sold by us from time to time. In addition, the selling stockholders identified in this prospectus or in a supplement to this prospectus may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of the offering. We will not receive any proceeds from the sale of shares of our common stock to be offered by the selling stockholders.

Our common stock is listed on the New York Stock Exchange and trades under the symbol “FBC”.

This prospectus provides you with a general description of the securities that we or the selling stockholders may offer. Each time we offer any securities pursuant to this prospectus, we will provide you with a prospectus supplement that contains specific information about the offering and the specific amounts, prices and terms of the securities being offered. The specific manner in which shares of common stock may be offered by the selling stockholders will be described in a supplement to this prospectus, if required. Each prospectus supplement may also add, update or change information contained in this prospectus. To understand the terms of the securities offered, before deciding to invest you should carefully read this prospectus with the applicable supplement, which together provide the specific terms of the securities we or the selling stockholders are offering.

The securities offered hereby may be sold to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The names of any underwriters, dealers or agents and a description of their compensation will be provided in the applicable prospectus supplement.

Investing in our securities involves risks. You should carefully consider the risk factors incorporated herein by reference and described under the heading “Risk Factors” beginning on page 3 of this prospectus before making a decision to invest in our securities.

The securities offered hereby are not or will not be savings accounts, deposits or other obligations of any bank or savings association, and will not be insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any regulatory body has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 1, 2018.

ABOUT THIS PROSPECTUS

References in this prospectus to “Flagstar”, “we”, “us” and “our” are to Flagstar Bancorp, Inc. and its subsidiaries. All references to the “selling stockholders” refer to MP Thrift Investments L.P., a Delaware limited partnership, and any selling stockholder identified in a supplement to this prospectus.

This prospectus is a part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission (“SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”). Under this shelf registration statement, we may offer and sell common stock, preferred stock, debt securities, depositary shares, warrants, purchase contracts, units and guarantees in one or more offerings up to an indeterminate total dollar amount, and the selling stockholders may offer and sell an unspecified number of shares of common stock in one or more offerings.

This prospectus provides you with a general description of the securities we or the selling stockholders may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. In addition, if the selling stockholders offer securities under this prospectus, a prospectus supplement, if required, will contain specific information about the terms of the offering and the selling stockholders. Each prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

FORWARD LOOKING STATEMENTS

Certain statements in this prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. We use the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will” and similar terms and phrases to identify forward-looking statements in this prospectus. In addition, Flagstar may make forward-looking statements in our other documents filed with or furnished to the SEC, and our management may make forward-looking statements orally to analysts, investors, representatives of the media, and others.

Generally, forward-looking statements are not based on historical facts but instead represent management’s beliefs regarding future events. Such statements may be identified by words such as believe, expect, anticipate, intend, plan, estimate, may increase, may fluctuate, and similar expressions or future or conditional verbs such as will, should, would, and could. Such statements are based on management’s current expectations and are subject to risks, uncertainties, and changes in circumstances. Actual results and capital and other financial conditions may differ materially from those included in these statements due to a variety of factors, including without limitation the precautionary statements included within each individual business’ discussion and analysis of our results of operations and the risk factors listed and described in Part I, Item 1A. Risk Factors of our most recently filed Annual Report on Form 10-K.

Other than as required by law, Flagstar does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with these requirements, we are required to file periodic reports and other information with the SEC. The reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC as described below.

We have filed with the SEC a registration statement on Form S-3 (the “Registration Statement,” which term shall encompass all amendments, exhibits, annexes and schedules thereto and all documents incorporated by reference therein) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the securities offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all the information contained in the Registration Statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered hereby, reference is made to the Registration Statement.

Our SEC filings are available to the public over the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

In addition, you may obtain these materials free of charge through our website at www.flagstar.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus and the applicable prospectus supplement the information we file with it under the Exchange Act, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and the applicable prospectus supplement and information that we subsequently file with the SEC will automatically update and supersede information in this prospectus, the applicable prospectus supplement, and in our other filings with the SEC. In other words, in case of a conflict or inconsistency between information contained in this prospectus and the applicable prospectus supplement and information incorporated by reference into this prospectus and the applicable prospectus supplement, you should rely on the information that was filed later.

We incorporate by reference the documents listed below, which we have already filed with the SEC, and any documents we file with the SEC on or after the date of this prospectus under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished in such future filings and deemed not to have been filed in accordance with SEC rules), and before the termination of the offering of the securities under this prospectus:

•                  Our Annual Report on Form 10-K for the year ended December 31, 2017, filed on March 12, 2018;

•                  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed on May 7, 2018;

•                  Our Current Reports on Form 8-K filed on March 26, 2018 and May 23, 2018;

•                  Our Proxy Statement on Schedule 14A dated April 12, 2018, filed on April 12, 2018;

•                  The description of our common stock contained in our Registration Statement on Form S-3 filed on November 3, 2009 (File No. 333-162823), including any amendments or reports filed for the purpose of updating such description.

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. Neither we nor the selling shareholders has authorized anyone else to provide you with additional or different information. These securities are only being offerred in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement or any document incorporated by reference is accurate as of any date other than the dates of the applicable documents.

We will provide you, or any beneficial owner, a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost by writing or calling us at the following address:

Flagstar Bancorp, Inc.

Investor Relations

5151 Corporate Drive

Troy, Michigan 48098

Attention: David Urban

(248) 312-2000

FLAGSTAR BANCORP, INC.

Flagstar Bancorp, Inc. is a savings and loan holding company founded in 1993. Our business is primarily conducted through our principal subsidiary, Flagstar Bank (the “Bank”), a federally chartered stock savings bank founded in 1987. We provide commercial, consumer and mortgage banking services. Our common stock is listed on the NYSE under the symbol “FBC.”

RISK FACTORS

An investment in Flagstar securities involves risks. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q, and in all other information appearing in this prospectus, the applicable prospectus supplement or incorporated by reference herin or therein. Material risks and uncertainties that management believes affect Flagstar will be described in those documents. In addition to those risk factors, there may be additional risks and uncertainties which we unaware of that could adversely affect our business, financial condition or results of operations. This prospectus is qualified in its entirety by these risk factors.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Three Months ended March 31,	For the Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Income (loss) before income tax	$44	$211	$258	$240	$(103)	$(149)
Fixed charges:
Interest on short-term borrowings	$15	$36	$5	$1	$—	$—
Interest on long-term debt	14	49	43	25	9	102
Combined fixed charges, excluding interest on deposits	29	85	48	26	9	102
Interest on deposits	17	52	46	42	30	42
Combined fixed charges, including interest on deposits	$46	$137	$94	$68	$39	$144
Ratio of earnings to combined fixed charges:
Excluding interest on deposits (1)	2.52	3.48	6.38	10.23	N/A	N/A
Including interest on deposits (2)	1.96	2.54	3.74	4.53	N/A	N/A

(1)         Earnings were insufficient to cover fixed charges excluding deposits and preferred stock dividends by approximately $94 million and $47 million for the years ended December 31, 2014 and 2013, respectively.

(2)         Earnings were insufficient to cover fixed charges including deposits and preferred stock dividends by approximately $64 million and $5 million for the years ended December 31, 2014 and 2013, respectively.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities offered under this prospectus in the manner and for the purposes set forth in the applicable prospectus supplement. Unless otherwise set forth in an applicable prospectus supplement, we intend to use the net proceeds of any offering of securities sold by us for general corporate purposes, which may include, without limitation, acquisitions, repayment or refinancing of debt or other corporate obligations, capital expenditures, working capital, and repurchases and redemptions of securities.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS

MP Thrift Investments L.P. (“MP Thrift”) and any selling stockholder identified in a supplement to this prospectus may sell shares of our common stock. As of the date of this prospectus, MP Thrift beneficially owns 35,600,352 shares of our common stock, or 62.1% of the outstanding shares. MP Thrift may offer all, some or none of its shares of common stock pursuant to this prospectus. In addition, MP Thrift may sell, transfer or otherwise dispose of, at any time and from time to time, shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date hereof.

For purposes of this prospectus, the selling stockholders include partners, donees, pledgees, direct and indirect transferees or other successors-in-interest from time to time selling shares received from the selling stockholders as a gift, pledge, partnership distribution or other non-sale transfer.

We will pay the expenses incurred to register the shares being offered by the selling stockholders for resale, but the selling stockholders will pay any underwriting discounts and brokerage commissions associated with these sales.

PLAN OF DISTRIBUTION

We or any selling stockholder may offer and sell securities from time to time in one or more of the following ways:

•                  to or through underwriters or dealers;

•                  directly to one or more purchasers;

•                  through agents;

•                  through a combination of any such methods of sale; or

•                  as otherwise described in the applicable prospectus supplement, if required.

If we or any selling stockholder uses underwriters or dealers in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:

•                  in privately negotiated transactions;

•                  in one or more transactions at a fixed price or prices, which may be changed from time to time;

•                  in “at the market offerings,” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange or otherwise;

•                  at prices related to those prevailing market prices; or

•                  at negotiated prices

We, any selling stockholder and the underwriters, dealers or agents, reserve the right to accept or reject all or part of any proposed purchase of the securities. The applicable prospectus supplement, if required, will set forth the terms and offering of securities, including:

•                  the names of any underwriters, dealers or agents;

•                  any agency fees or underwriting discounts or commissions and other items constituting agents’ or underwriters’ compensation;

•                  any discounts or concessions allowed or reallowed or paid to dealers;

•                  details regarding over-allotment options under which underwriters may purchase additional securities from us, if any;

•                  the purchase price of the securities being offered and the proceeds we or the selling stockholders will receive from the sale;

•                  the public offering price; and

•                  the securities exchanges on which such securities may be listed, if any.

We or any selling stockholder may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions from time to time. If the applicable prospectus supplement indicates, in connection with those derivative transactions, such third parties (or affiliates of such third parties) may sell securities covered by this prospectus, the applicable prospectus supplement including in short sale transactions. If so, such third parties (or affiliates of such third parties) may use securities pledged by us or any selling stockholder or borrowed from us or any selling stockholder or others to settle those sales or to close out any related open borrowings of securities, and may use securities received from us or any selling stockholder in settlement of those derivative transactions to close out any related open borrowings of securities. The third parties (or affiliates of such third parties) in such sale transactions will be underwriters and will be identified in an applicable prospectus supplement (or a post-effective amendment).

We or any selling stockholder may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement. Such financial institution or third party may transfer its economic short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus.

Underwriters, Agents and Dealers. If underwriters are used in the sale of our securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the securities if they purchase any of the securities. We or any selling stockholder may use underwriters with which we or any selling stockholder have a material relationship. We or any selling stockholder will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

We or any selling stockholder may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase our securities from us or any selling stockholder at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we or any selling stockholder pays for solicitation of these contracts.

Underwriters, dealers and agents may contract for or otherwise be entitled to indemnification by us or any selling stockholder against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us or any selling stockholder and the underwriters, dealers and agents.

We or any selling stockholder may grant underwriters who participate in the distribution of our securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us, any selling stockholder or our purchasers, as their agents in connection with the sale of our securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation received by them from us or any selling stockholder. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Any underwriter may engage in over-allotment transactions, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of our securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. We and any selling stockholder make no representation or prediction as to the direction or magnitude of any effect these transactions may have on the price of our securities. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

Underwriters, broker-dealers or agents who may become involved in the sale of our securities may engage in transactions with and perform other services for us or any selling stockholder for which they receive compensation.

Direct Sales. We or any selling stockholder may also sell securities directly to one or more purchasers without using underwriters or agents. In this case, no agents, underwriters or dealers would be involved. We or any selling stockholder may sell securities upon the exercise of rights that we or any selling stockholder may issue to our security holders. We or any selling stockholder may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The selling stockholders and any underwriters, broker/dealers or agents participating in the distribution of securities covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker/dealers or agents may be deemed to be underwriting commissions under the Securities Act.

DESCRIPTION OF SECURITIES

The securities offered hereby may be offered by use of this prospectus in one or more offerings. A prospectus supplement will be provided each time securities are offered, if necessary, which will describe the amounts, prices and detailed terms of the securities. The prospectus supplement will also contain information, where applicable, about material U.S. federal income tax considerations relating to the offered securities, and the securities exchange, if any, on which the offered securities will be listed. To the extent the applicable prospectus supplement is inconsistent with this prospectus, the terms of that prospectus supplement will supersede the information in this prospectus. The terms of the offered securities may differ from the terms summarized below. Additionally, the descriptions in this prospectus and the applicable prospectus supplement do not contain all of the information that you may find useful or that may be important to you. You should refer to the provisions in the applicable prospectus supplement which define your rights as holders of the relevant securities.

Common Stock

We or any selling stockholder may offer shares of our common stock, $0.01 par value. The applicable prospectus supplement, if required, will describe the aggregate number of shares offered, the offering price or prices of the shares and the identity of any selling stockholders, if any.

Preferred Stock and Depositary Shares

We may issue shares of our no par value preferred stock in one or more series. In a prospectus supplement, we will describe: the specific designation; the aggregate number of shares offered; the dividend rate or manner of calculating the dividend rate; the dividend periods or manner of calculating the dividend periods; the ranking of the shares of the series with respect to dividends; liquidation and dissolution; the stated value of the shares of the series; the voting rights of the shares of the series, if any; whether and on what terms the shares of the series will be convertible or exchangeable; whether and on what terms we can redeem the shares of the series; whether we will offer depositary shares representing shares of the series and if so, the fraction or multiple of a share of preferred stock represented by each depositary share; whether we will list the preferred stock or depositary shares on a securities exchange; and any other specific terms of the series of preferred stock.

Debt Securities

We may issue senior debt securities or subordinated debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the securities in a prospectus supplement that describes: the ranking; whether senior or subordinated; the level of seniority or subordination (as applicable); the specific designation; the aggregate principal amount; the purchase price; the maturity, the redemption terms; the interest rate or manner of calculating the interest rate; the time of payment of interest, if any; the terms for any conversion or exchange; including the terms relating to the adjustment of any conversion or exchange mechanism; the nature of the property securing the indebtedness, if any; the covenants, if any, restricting our declaration of dividends, requiring the maintenance of any capital reserves or ratios, or restricting the incurrence of additional debt or issuance of additional securities; the events that constitute a default; the mechanism for modifying the debt securities; the name of the trustee and a description of our relationship with the trustee; and the listing, if any, on a securities exchange and any other specific terms of the debt securities.

Warrants

We may issue warrants to purchase our debt securities, shares of our preferred stock, shares of our common stock or units. In a prospectus supplement, we will describe the exercise price and any mechanism(s) for adjustments to the exercise price; whether our or your obligations, if any, under any warrants may be satisfied by delivering or purchasing the underlying securities or their cash value; the amount of securities called for by such warrants; the amount of warrants then outstanding; and other specific terms of the warrants.

Purchase Contracts

We may issue purchase contracts, including purchase contracts issued as part of a unit with one or more other securities, for the purchase or sale of our debt securities, preferred stock, depository shares, or common stock. In a prospectus supplement, we will describe the material terms of the purchase contract and the securities to which the purchase contract pertains.

Units

We may issue, in one more series, units comprised of one or more of the other securities described in this prospectus in any combination. In a prospectus supplement, we will describe the particular combination of securities constituting any units and any other specific terms of the units.

Guarantees

We may issue guarantees of indebtedness issued by one or more of our subsidiaries. In a prospectus supplement, we will describe the material terms of the guarantees and the nature of any guaranteed obligations.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered hereby will be passed upon for Flagstar by Warner Norcross + Judd LLP. Unless otherwise indicated in the applicable prospectus supplement, certain legal matters in connection with the offering of the securities offered hereby will be passed upon for Flagstar by Sullivan & Cromwell LLP, New York, New York. Unless otherwise provided in the applicable prospectus supplement, certain legal matters will be passed upon for any underwriters or agents by their own counsel.

EXPERTS

The financial statements incorporated in this Prospectus by reference to Flagstar Bancorp, Inc.’s Current Report on Form 8-K dated June 1, 2018 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Flagstar Bancorp, Inc. for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

6,100,000 Shares

Common Stock

Prospectus Supplement

Morgan Stanley

, 2019